SCHEDULE A

(as of June 4, 2018)

Portfolio	Initial Board Approval Date	Initial Effective Date	Exchange and Ticker	Termination Date
Invesco Agriculture Commodity Strategy No K-1 ETF	03/07/2017	[ ]	The NASDAQ Stock Market, LLC [( )]	04/30/2019
Invesco Base Metals Commodity Strategy No K-1 ETF	03/07/2017	[ ]	The NASDAQ Stock Market, LLC [( )]	04/30/2019
Invesco Bloomberg Commodity Strategy ETF	09/25/14	[ ]	The NASDAQ Stock Market, LLC (CMDY)	04/30/2019
Invesco Optimum Yield Diversified Commodity Strategy No K-1 ETF	09/25/14	11/07/14	The NASDAQ Stock Market, LLC (PDBC)	04/30/2019
Invesco Energy Commodity Strategy No K-1 ETF	03/07/2017	[ ]	The NASDAQ Stock Market, LLC [( )]	04/30/2019

Invesco Actively Managed Exchange-Traded Fund Commodity Trust, on behalf of each Fund listed on Schedule A

By:	/s/ Daniel E. Draper
	Name:	Daniel E. Draper
	Title:	President

Invesco Distributors, Inc.

By:	/s/ Brian C. Thorp
	Name:	Brian C. Thorp
	Title:	Vice President